Exhibit 99.2

CONSENT OF EXPERT

FILED BY SEDAR

March  23, 2012

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government Nunavut
New Gold Inc.

Dear Sirs/Mesdames:

Re:	Consent of Qualified Person to Public Filing of Technical Report on the Blackwater Project, Omineca Mining Division, BC, Canada dated March 23, 2012 (“Report”)

In accordance with Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Ronald G. Simpson, P. Geo, as a qualified person responsible for preparing the Report:

•	consent to the public filing of the Report;

•	confirm that the Report supports New Gold Inc.’s press release of March 7, 2012 with the heading “New Gold Announces Further Increase in Gold Resources at Blackwater Project” (“Press Release”);

•	consent to the use of a summary of the Report in the Press Release; and

•	confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that I am responsible for.

Sincerely,
GeoSim Services Inc.

"Ronald G. Simpson"

Ronald G. Simpson
President